                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         FOR THE MONTH OF AUGUST , 1998


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




     INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.

             FORM 20-F [X]               FORM 40-F [ ]



     INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

             YES  [ ]                    NO        [X]

                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               SECOND QUARTER 1998

                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT


                                                                      PAGE
                                                                      ----

              Consolidated Statements of Operations
              for the Second Quarters and Six Months                    1
              Ended June 30, 1998 and 1997

              Consolidated Balance Sheets as of
              June 30, 1998 and December 31, 1997                       2

              Consolidated Statements of Cash
              Flows for the Six Months Ended
              June 30, 1998 and 1997                                    3

              Notes to the Consolidated Financial
              Statements                                                4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                     7

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (unaudited, in thousands, except per share amounts)






                                                         Second Quarter Ended June 30,               Six Months Ended June 30,
                                                       ---------------------------------       ---------------------------------
                                                            1998               1997                  1998               1997
                                                       -------------       -------------       -------------       -------------


Revenues                                               $     656,456       $     403,467       $   1,316,233       $     798,057
                                                       -------------       -------------       -------------       -------------

Expenses
      Operating                                              402,585             251,388             798,995             505,707
      Marketing, selling and administrative                   84,967              57,132             181,259             110,883
      Depreciation and amortization                           47,371              27,550              94,985              53,433
                                                       -------------       -------------       -------------       -------------
                                                             534,923             336,070           1,075,239             670,023
                                                       -------------       -------------       -------------       -------------

Operating Income                                             121,533              67,397             240,994             128,034
                                                       -------------       -------------       -------------       -------------

Other Income (Expense)
      Interest income                                          4,342                 504               6,921                 962
      Interest expense, net of capitalized interest          (43,662)            (21,141)            (86,218)            (43,246)
      Other income (expense)                                  (2,443)               (842)             (4,390)             (1,351)
                                                       -------------       -------------       -------------       -------------
                                                             (41,763)            (21,479)            (83,687)            (43,635)
                                                       -------------       -------------       -------------       -------------

Income Before Extraordinary Item                              79,770              45,918             157,307              84,399
Extraordinary Item                                                --              (7,558)                 --              (7,558)
                                                       -------------       -------------       -------------       -------------
Net Income                                             $      79,770       $      38,360       $     157,307       $      76,841
                                                       =============       =============       =============       =============

Basic Earnings Per  Share *
      Income before extraordinary item                 $        0.45       $        0.33       $        0.91       $        0.63
      Extraordinary item                                          --               (0.06)                 --               (0.06)
                                                       -------------       -------------       -------------       -------------
      Net income                                       $        0.45       $        0.27       $        0.91       $        0.57
                                                       =============       =============       =============       =============

      Weighted average shares outstanding                168,710,590         127,915,616         166,261,994         127,795,770
                                                       =============       =============       =============       =============

Diluted Earnings Per  Share *
      Income before extraordinary item                 $        0.44       $        0.32       $        0.86       $        0.62
      Extraordinary item                                          --               (0.05)                 --               (0.06)
                                                       -------------       -------------       -------------       -------------
      Net income                                       $        0.44       $        0.27       $        0.86       $        0.56
                                                       =============       =============       =============       =============

      Weighted average shares outstanding                182,635,524         140,323,858         183,037,982         136,997,827
                                                       =============       =============       =============       =============






* Earnings per share is computed after giving effect to the two-for-one stock split effective July 31, 1998. Prior year amounts have been restated.



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                                     As of
                                                                         -----------------------------
                                                                          June 30,         December 31,
                                                                            1998              1997
                                                                         -----------       -----------
                                                                         (unaudited)
                                   ASSETS
Current Assets
   Cash and cash equivalents                                             $   369,980       $   110,793
   Trade and other receivables, net                                           28,957            22,628
   Inventories                                                                28,703            37,274
   Prepaid expenses                                                           31,919            40,450
                                                                         -----------       -----------
         Total current assets                                                459,559           211,145

Property and Equipment - at cost less accumulated depreciation             5,033,781         4,785,291
Goodwill - less accumulated amortization of $102,158 and
     $96,952, respectively                                                   315,008           320,214
Other Assets                                                                  19,135            23,098

                                                                         -----------       -----------
                                                                         $ 5,827,483       $ 5,339,748
                                                                         ===========       ===========


                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
   Current portion of long-term debt                                     $   129,251       $   141,013
   Accounts payable                                                          108,529           108,474
   Accrued liabilities                                                       258,988           210,454
   Customer deposits                                                         490,308           429,403
                                                                         -----------       -----------
         Total current liabilities                                           987,076           889,344

Long-Term Debt                                                             2,524,170         2,431,683

Commitments and Contingencies

Shareholders' Equity
   Preferred stock                                                           172,500           172,500
   Common stock                                                                1,688             1,621
   Paid-in capital                                                         1,359,804         1,188,304
   Retained earnings                                                         786,884           660,655
   Treasury stock                                                             (4,639)           (4,359)
                                                                         -----------       -----------
         Total shareholders' equity                                        2,316,237         2,018,721
                                                                         -----------       -----------
                                                                         $ 5,827,483       $ 5,339,748
                                                                         ===========       ===========



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (unaudited, in thousands)

                                                                    Six Months Ended June 30,
                                                                    ---------       ---------
                                                                       1998            1997
                                                                    ---------       ---------
Operating Activities
      Net income                                                    $ 157,307       $  76,841
      Adjustments:
         Depreciation and amortization                                 94,985          53,433
         Extraordinary item (non-cash portion)                             --           2,387
         Gain on sale of vessel                                       (31,031)             --
         Write-down of vessel to fair value                            32,035              --
      Changes in operating assets and liabilities:
         (Increase) in trade and other receivables, net                (6,329)         (3,408)
         (Increase) in inventories                                     (1,009)         (3,535)
         Decrease in prepaid expenses                                   9,525           2,926
         Increase in accounts payable, trade                               57           1,947
         Increase in accrued liabilities                               52,816           7,913
         Increase in customer deposits                                 60,905          57,878
         Other                                                          1,768           1,250
                                                                    ---------       ---------
      Net cash provided by operating activities                       371,029         197,632
                                                                    ---------       ---------

Investing Activities
      Purchase of property and equipment                             (424,506)       (412,660)
      Proceeds from disposal of vessel                                 94,500              --
      Other                                                               757          (4,751)
                                                                    ---------       ---------
      Net cash used in investing activities                          (329,249)       (417,411)
                                                                    ---------       ---------

Financing Activities
      Proceeds from issuance of long-term debt                        296,141         186,000
      Repayment of long-term debt                                    (214,493)       (110,855)
      Proceeds from issuance of Preferred Stock                            --         167,100
      Proceeds from issuance of Common Stock                          165,532              --
      Dividends                                                       (31,077)        (20,845)
      Other                                                             1,304           2,760
                                                                    ---------       ---------
      Net cash provided by financing activities                       217,407         224,160
                                                                    ---------       ---------

Net Increase in Cash and Cash Equivalents                             259,187           4,381
Cash and Cash Equivalents at Beginning of Period                      110,793          40,419
                                                                    ---------       ---------
Cash and Cash Equivalents at End of Period                          $ 369,980       $  44,800
                                                                    =========       =========

Supplemental Disclosure
  Interest paid, net of amount capitalized                          $  83,410       $  41,087
                                                                    =========       =========





   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1997.

NOTE 2 - ACQUISITION

On July 2, 1997 the Company entered into a definitive agreement to acquire all of the outstanding stock of Celebrity Cruise Lines Inc. and its subsidiaries ("Celebrity"). Celebrity is a provider of cruises to the North American market. This acquisition has been accounted for under the purchase method and the results of the operations of Celebrity have been included in the consolidated financial statements since July 1, 1997. The total cost of the acquisition was allocated to the tangible assets acquired and liabilities assumed based on their respective fair values.

The following unaudited pro forma information presents a summary of consolidated results of operations of the Company, including Celebrity, as if the acquisition had occurred January 1, 1996.

         -----------------------------------------------------  -------------
                                                                 Six Months
                                                                    Ended
          (In thousands, except per share amounts)              June 30, 1997
         -----------------------------------------------------  -------------
         Revenue                                                $   1,055,621
         Income before Extraordinary Item                       $      76,120
         Net Income                                             $      68,562
         Basic Earnings per Share
              Income before Extraordinary Item                  $        0.50
              Net Income                                        $        0.45
         Diluted Earnings per Share
              Income before Extraordinary Item                  $        0.50
              Net Income                                        $        0.45
         -----------------------------------------------------  -------------

NOTE 3 - STOCK SPLIT

On June 23, 1998, the Company authorized a two-for-one split of its common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4 - FIXED ASSETS

In May 1998, the Company sold SONG OF AMERICA for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income/expense. The Company will continue to operate SONG OF AMERICA under a charter agreement until March 1999.

Also included in Other income/expense is a charge of $32.0 million related to the write-down to fair market value of VIKING SERENADE. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of VIKING SERENADE, the Company recorded a write-down of the carrying value of VIKING SERENADE to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Fixed Assets on the balance sheet.

NOTE 5 - LONG-TERM DEBT

On March 16, 1998, the Company completed a debt offering of $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds to the Company were approximately $296.1 million.

NOTE 6 - COMMON STOCK

On March 9, 1998, the Company completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 7,699,310 shares were sold by selling shareholders and the balance of 6,100,690 shares were sold by the Company. After deduction of the underwriting discount and other estimated expenses of the offering, net proceeds to the Company were approximately $165.5 million.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In the first quarter of 1998, the Company signed contracts for the construction of one Vantage-class vessel designated for the Royal Caribbean International fleet, scheduled for delivery in February 2001 and two Millennium-class vessels designated for the Celebrity fleet, scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order for the Royal Caribbean International fleet scheduled for delivery in the fall of 1999, fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancelable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates).

NOTE 8 - RECENT PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 standardizes the accounting for derivative instruments and hedging activities and is effective for fiscal years beginning after June 15, 1999. The Company is in the process of evaluating the impact of the adoption of SFAS 133 but does not expect the adoption to have a material effect on the financial statements.

NOTE 9 - LITIGATION

In June 1998, Royal Caribbean Cruises Ltd. (the "Company") entered into a plea agreement with the U.S. Department of Justice settling previously filed charges contained in two indictments pending in the U.S. District of Puerto Rico and the Southern District of Florida, respectively. The indictments, which pertained to events that occurred in 1994 and prior years, contained a total of 11 felony counts related to improper disposal of oil-contaminated bilge water and attempts to conceal such activities from the U.S. Coast Guard. Under the plea agreement, the Company pled guilty to 8 of the 11 counts and agreed to pay $9 million. The U.S. government is continuing its investigation of the Company's waste disposal practices through federal grand jury proceedings in Miami, Florida and New York, New York. Although the Company is not able at this time to estimate the timing or impact of these continuing investigations, the Company may be subject to additional charges for violations of U.S. law.

                          ROYAL CARIBBEAN CRUISES LTD.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", may constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include inter alia general economic and business conditions, cruise industry competition, the impact of tax laws and regulations affecting the Company and its principal shareholders, changes in other laws and regulations affecting the Company, delivery schedule of new vessels, emergency ship repairs, incidents involving cruise vessels at sea, changes in interest rates, Year 2000 compliance and weather.

RESULTS OF OPERATIONS

         SUMMARY. Income before the extraordinary item in 1997 and the $9.0 million charge in the current quarter, related to a previously announced plea agreement with the U.S. Department of Justice, increased 93.3% during the second quarter as compared to the same period in 1997. On a comparable basis, income for the quarter reached $88.8 million or $0.49 per share on a diluted basis compared to $45.9 million or $0.33 per share in 1997. After the plea agreement and the extraordinary item, net income for the quarter was $79.8 million or $0.44 per share as compared to $38.4 million or $0.27 per share. Included in the current quarter's operations is a $31.0 million gain on the sale of SONG OF AMERICA and a $32.0 million write-down of VIKING SERENADE to reflect its estimated fair value.

Second quarter revenues increased 62.7% to $656.5 million compared to $403.5 million for the same period in 1997 due to increased capacity resulting from the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet. Operating income (excluding the plea agreement) increased 93.7% to $130.5 million for the second quarter of 1998 from $67.4 million for the same period in 1997, as a result of increased capacity, higher ticket prices and lower operating costs and improved marketing, selling and administrative expenses as a percentage of revenues.

For the six-month period ended June 30, 1998, revenues increased 64.9% to $1.3 billion compared to $798.1 million in 1997 due primarily to increased capacity. Operating income (excluding the plea agreement) increased 95.3% to $250.0 million compared to $128.0 million in 1997, as a result of increased capacity, higher ticket prices and lower operating costs and improved marketing, selling and administrative expenses as a percentage of revenues. Net income for the first half of 1998 increased to $157.3 million, or $0.86 per share on a diluted basis, as compared to $76.8 million or $0.56 per share in 1997.

The following table presents statements of operations data as a percentage of total revenues:


                                                     SECOND QUARTER ENDED       SIX MONTHS ENDED
                                                          JUNE 30,                JUNE 30,
                                                     ------------------      ------------------
                                                      1998        1997        1998        1997
                                                     ------      ------      ------      ------
Revenues                                              100.0%      100.0%      100.0%       100.0%
Expenses
     Operating                                         61.3        62.3        60.7        63.4
     Marketing, selling and administrative             12.9        14.2        13.8        13.9
     Depreciation and amortization                      7.2         6.8         7.2         6.7
                                                     ------      ------      ------      ------
Operating Income                                       18.6        16.7        18.3        16.0
Other Income (Expense)                                 (6.4)       (5.3)       (6.4)       (5.5)
                                                     ------      ------      ------      ------
Income Before Extraordinary Item                       12.2        11.4        11.9        10.5
Extraordinary Item                                     --          (1.9)       --          (0.9)
                                                     ------      ------      ------      ------
Net Income                                             12.2%        9.5%       11.9%        9.6%
                                                     ======      ======      ======      ======



The Company's revenues are moderately seasonal, due to variations in rates and occupancy percentages.

         REVENUES. Total revenues for the second quarter of 1998 increased 62.7% to $656.5 million compared to $403.5 million for the same period in 1997. The increase in revenues for the second quarter was due to a 63.4% increase in capacity. The acquisition of Celebrity in the third quarter of 1997 contributed approximately two-thirds of the capacity increase while additions to the Royal Caribbean International fleet accounted for the balance of the increase. The capacity increase in the Royal Caribbean International brand during the second quarter was due to the introduction of RHAPSODY OF THE SEAS in the second quarter of 1997, ENCHANTMENT OF THE SEAS in the third quarter of 1997, and VISION OF THE SEAS in the second quarter of 1998. Revenue per available lower berth ("Yield") in the second quarter of 1998 was approximately equal to the yield for the same period in 1997. An increase in cruise ticket per diems was offset by a reduction in shipboard revenue per diems. The reduction in shipboard revenue per diems is due to the inclusion of Celebrity's results in 1998. Celebrity utilizes a higher percentage of concessionaires onboard its vessels than does Royal Caribbean International, resulting in a dilutive effect on the per diem. The concessionaires pay a commission (net) to the Company which is recorded as revenue, in contrast to in-house operations, where shipboard revenues and the related cost of sales are recorded on a gross basis. Occupancy for the second quarter was 105.0% as compared to 104.8% for the same period in 1997.

Revenues for the first six months of 1998 increased 64.9% to $1.3 billion from $798.1 million for the first six months of 1997. The increase in revenues for the first six months of 1998 was due to a 63.9% increase in capacity and a 0.7% increase in yield. The increase in capacity was due to the acquisition of Celebrity as well as additions to the Royal Caribbean International fleet as discussed above. The increase in yield was due to an increase in occupancy levels to 104.8% as compared to 104.1% in 1997. An increase in cruise ticket per diems was offset by a reduction in shipboard and other revenue per diems as discussed above.

         EXPENSES. Operating expenses increased 60.1% to $402.6 million for the second quarter of 1998 as compared to $251.4 million for the second quarter of 1997. Operating expenses increased 58.0% to $799.0 million for the first six months of 1998 as compared to $505.7 million for the same period in 1997. The increase in operating expenses for the second quarter and first six months was primarily due to the increase in capacity. Additionally, included in operating expenses for the second quarter and first six months of 1998 is a $9.0 million charge related to the plea agreement with the U.S. Department of Justice. As a percentage of revenues, operating expenses decreased 1.0% and 2.7% for the second quarter and the first six months of 1998, respectively, primarily due to improved ticket pricing as well as the inclusion of Celebrity results in 1998 versus 1997. Celebrity's operating expenses as a percentage of revenue were lower than Royal Caribbean International's primarily due to lower shipboard cost of sales as a result of the higher use of concessionaires onboard Celebrity vessels as discussed above.

Marketing, selling and administrative expenses increased 48.7% to $85.0 million for the second quarter of 1998 from $57.1 million in 1997 and increased 63.5% to $181.3 million for the first six months of 1998 from $110.9 million for the comparable period in 1997. The increase in both periods was primarily due to the acquisition of Celebrity as well as higher advertising and staffing costs. As a percentage of revenue, marketing, selling and administrative expenses decreased for the second quarter and six months ended June 30, 1998 due primarily to economies of scale.

Depreciation and amortization for the second quarter of 1998 increased to $47.4 million from $27.6 million in 1997 and increased to $95.0 million for the first six months of 1998 compared to $53.4 million in 1997. The increases are primarily due to the acquisition of Celebrity as well as the addition of ENCHANTMENT OF THE SEAS, RHAPSODY OF THE SEAS, and VISION OF THE SEAS, partially offset by the departure from the fleet of SONG OF NORWAY and SUN VIKING.

         OTHER INCOME (EXPENSE). Interest expense, net of capitalized interest, increased to $43.7 million in the second quarter of 1998 as compared to $21.1 million for the second quarter of 1997, and increased to $86.2 million for the first six months of 1998 as compared to $43.2 million for first six months of 1997. The increase for the quarter and for the first six months of 1998 is a result of an increase in the average debt level driven by the Company's fleet expansion program as well as the acquisition of Celebrity in 1997.

In May 1998, the Company sold SONG OF AMERICA for $94.5 million and recognized a gain on the sale of $31.0 million which is included in Other income/expense. The Company will continue to operate SONG OF AMERICA under a charter agreement until March 1999.

Also included in Other income/expense is a charge of $32.0 million related to the write-down to fair market value of VIKING SERENADE. Based on the Company's strategic objective to maintain a modernized fleet, the unique circumstances of this vessel and indications of the current value of VIKING SERENADE, the Company recorded a write-down of the carrying value of VIKING SERENADE to its current estimated fair market value. The Company continues to operate and depreciate the vessel which is classified as part of Fixed Assets on the balance sheet.

         EXTRAORDINARY ITEM. In May 1997, the Company redeemed $104.5 million of 11-3/8% Senior Subordinated Notes and incurred an extraordinary charge of approximately $7.6 million, or $0.06 per share.


LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $371.0 million for the first six months of 1998 as compared to $197.6 million for the first six months of 1997. The increase was primarily due to higher net income as well as timing differences in cash payments relating to operating assets and liabilities.

In March 1998, the Company issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. The net proceeds to the Company were approximately $296.1 million (see Note 5 - Long-Term Debt).

In March 1998, the Company issued 6,100,690 shares of common stock. The net proceeds to the Company were approximately $165.5 million (see Note 6 - Common Stock).

During the first six months of 1998, the Company paid two quarterly cash dividends of $0.075 per common share each, or $24.8 million in total. In addition, the Company paid two quarterly cash dividends of $0.91 per preferred share or $6.3 million.

The Company's capital expenditures increased to $424.5 million for the first six months of 1998 as compared to $412.7 million for the first six months of 1997. Capital expenditures in the first six months of 1998 included $300.6 million in payments for VISION OF THE SEAS as well as $94.6 million in payments for ships under construction. Capital expenditures in the first six months of 1997 included $302.4 million in payments for RHAPSODY OF THE SEAS as well as $91.2 million in payments for other ships under construction. Also included in capital expenditures are shoreside capital expenditures and costs for vessel refurbishing to maintain consistent fleet standards.

         FUTURE COMMITMENTS. In the first quarter of 1998, the Company signed contracts for the construction of one Vantage-class vessel designated for the Royal Caribbean International fleet, scheduled for delivery in February 2001 and two Millennium-class vessels designated for the Celebrity fleet, scheduled for delivery in June 2000 and January 2001. The Company also has three Eagle-class vessels on order for the Royal Caribbean International fleet, the first of which, VOYAGER OF THE SEAS, is scheduled for delivery in the fall of 1999, followed by two sister vessels scheduled for delivery in the fall of 2000 and spring of 2002. The aggregate contract price of the six ships, which excludes capitalized interest and other ancillary costs, is approximately $2.5 billion. Additionally, the Company has the right, cancelable on or before January 31, 1999, to purchase up to three additional vessels with delivery dates between September 2001 and June 2002 at an aggregate contract price of approximately $1.0 billion (two of which are denominated in French francs and are subject to change based on fluctuations in exchange rates).

         FUNDING SOURCES. As of June 30, 1998, the Company's liquidity was $1.4 billion consisting of $370.0 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). In addition, the agreements related to the ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.

The Company's cash management practice is to utilize excess cash to reduce outstanding balances under the $1 Billion Revolving Credit Facility, and to the extent the cash balances exceed the amounts drawn under the $1 Billion Revolving Credit Facility, the Company invests in short-term securities.

In addition, the Company continuously considers potential acquisitions, strategic alliances and adjustments to its fleet composition, including the acquisition or disposition of vessels. If any such acquisitions, strategic alliances and adjustments to its fleet composition were to occur, they would be financed by the issuance of additional shares of equity securities, the incurrence of additional indebtedness or from cash flows from operations.



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



                           INCORPORATION BY REFERENCE


This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-8708) filed with the Securities and Exchange Commission.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ROYAL CARIBBEAN CRUISES LTD.
                                   --------------------------------------------
                                                  (Registrant)






Date: August 17, 1998              By /s/ RICHARD J. GLASIER
                                      -----------------------------------------
                                      Richard J. Glasier
                                      Executive Vice President and
                                      Chief Financial Officer







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